Intelligent Buying, Inc.

260 Santa Ana Court

Sunnyvale, CA 94085

Tel. (408) 744-1001

September 20, 2007

By EDGAR Transmission and by Hand Delivery

Perry Hindin

Special Counsel

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

Intelligent Buying, Inc.
Amendment No. 6 to Registration Statement on
Form SB-2
Filed July 10, 2007 File No. 333-133327

Ladies and Gentlemen:

On behalf of Intelligent Buying, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated July 24, 2007, providing the Staff’s comments with respect to the above referenced registration statement (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

U.S. Securities and Exchange Commission

September 20, 2007

Cover Page

1.

We note that Sophia Malobrodsky holds almost 30% of the outstanding shares of common stock and is the mother of a founder and your CEO. In view of her status as an affiliate of the registrant, the shares she offers and sells are viewed, as being "by or on behalf of the issuer" and must be sold at a fixed price of $.75 throughout the offering (and not just until quoted on the OTCBB) since the registrant is not eligible to do an at-the-market offering. Please revise the cover page and other disclosure accordingly.

COMPANY RESPONSE:

The requested changes have been made to indicated that Sophia Malobrodsky’s shares must be sold at a fixed price of $.75 throughout the offering.

Prospectus Summary, page 1

2.

In the third paragraph, expand to disclose the business reason for the share exchange described therein.

COMPANY RESPONSE:

We have expanded the disclosure to state that prior to the offering and conversion of debt, Messrs. Gorodyansky and Malobrodsky owned 100% of the stock of the company.  The decision to exchange their shares to preferred stock was intended to enable them to maintain a particular percentage holding of the company and enable them to maintain voting control over the company following the offering.

Risk Factors, page 2

3.

Relocate the risk factor regarding the receipt of a going concern opinion from your independent auditors so it follows the first risk factor.

COMPANY RESPONSE:

We have relocated the relevant risk factor as requested.

4.

Add a risk factor to state that your only two officers, Messrs. Gorodyansky and Malobrodsky, devote five to ten hours per week each to the registrant's business.

U.S. Securities and Exchange Commission

September 20, 2007

COMPANY RESPONSE:

We have added a risk factor with respect to this disclosure

5.

We note footnote 7 on page F-11. Add a separate risk factor describing the dependence the registrant has on sales to Anchorfree Wireless, Inc., a company controlled by your two officers, directors and controlling shareholders.

COMPANY RESPONSE:

We have added a risk factor which describes the Company’s dependence on sales to Anchorfree Wireless, a company controlled by the Company’s two officers, directors and controlling shareholders.

Selected Financial Data, page 26

6.

Please revise your selected financial data table to include the three month period ended March 31, 2007 and March 31, 2006.

COMPANY RESPONSE:

The selected financial date table has been revised to include the three month period ended June 30, 2007.

Results of Operations for Comparative Years Ended December 31, 2006 and December 31, 2005, page 32

7.

Please refer to prior comment 5. We do not see where the disclosure was amended in response to our comment. We reissue the comment. Please revise your discussion to discuss each material item included in your income statement. In addition, where changes in financial statement line items are the result of several factors, each significant factor should be separately quantified and discussed.  Revise your disclosure for the interim period as well.

COMPANY RESPONSE:

We have revised our disclosure to present each material item included in the annual and interim income statements and have quantified all relevant significant factors for the annual periods.

U.S. Securities and Exchange Commission

September 20, 2007

Certain Relationships and Related Transactions, Page 35

8.

It does not appear that you revised this section in response to prior comment 7 Please provide the disclosure required by Item 404 of Regulation S-B concerning the sales to Anchor Free Wireless, Inc, We note that your two officers are officers of AnchorFree Wireless, Inc.

COMPANY RESPONSE:

We have expanded our disclosure to provide additional details regarding sales to Anchor Free and the relationship of our two officers to Anchor Free.

Executive Compensation, page 38

9.

We note that on March 22, 2006, the registrant exchanged 2,500,000 shares of preferred stock, convertible into 5,000,000 shares of common stock, for 20,000 shares of common stock held by Messrs. Malobrodsky and Gorodyansky. We also note that nine days later, the registrant completed a private offering in which it sold 116,200 shares of common stock for $.75 per share. Revise this section to disclose that during 2006 Messrs. Malobrodsky and Gorodyansky were given securities that can be converted into 5,000,000 shares, and disclose the value each of them derived as a result of the exchange.

COMPANY RESPONSE:

We have revised our disclosure to detail the securities that would result from the conversion of the Preferred shares Messrs. Malobrodsky and Gordyansky received and the value of the same at $.75 per share, notwithstanding the fact that there was and presently is no present market for these securities.

Report of Independent Registered Public Accounting Firm, page F-1

10.

We noted that your audit opinion is not signed. Please revise the filing to include a signed audit opinion.

COMPANY RESPONSE:

The audit opinion is now signed.  This was a typographical error.

U.S. Securities and Exchange Commission

September 20, 2007

Statements of Operations and  Accumulated Deficit, page F-3

11.

Please refer to prior comment 6. Related party transactions should be disclosed on the face of the financial statements, pursuant to Rule 4-08(k) of Regulation S -X. In this regard, please ensure that all related party transactions with AnchorFree are disclosed in this manner.

COMPANY RESPONSE:

All related party transactions are now disclosed on the face of the financial statements.

12.

In this regard, revise your interim financial statements for the period ending March 31, 2007 to include a discussion of related party activity during the interim period as well.

COMPANY RESPONSE:

The financial statements have been updated to June 30, 2007 and include a discussion of related party transactions for the interim period.

Stock–Based Compensation, page F-8

13.

We noted your discussion that you account for employee stock-based compensation using the intrinsic value method prescribed in APB 25.  SEAS 123(R) is effective for small business issuers as of the first interim or annual period that begins after December 15, 2005. It appears that you would have been required to adopt SPAS 123(R) for the year ended December 31, 2006. Please revise your stock-based compensation disclosure as well as your disclosure of recently issued accounting pronouncements for the year ended December 31, 2006 and the interim period ended March 31, 2007 accordingly.

COMPANY RESPONSE:

We have revised our stock-based compensation disclosure accordingly.

U.S. Securities and Exchange Commission

September 20, 2007

Note 3. Notes Payable – Related Party, page F-9

14.

Please refer to prior comment 13. We understand that the company was committed to exchanging the notes for common shares on January 2, 2007, but your accounting for the transaction remains unclear. Please tell us the date you determined that the Notes were amended to include a conversion option and the fair value of your common shares on that date compared to the $.15 conversion price offered. In addition, tell us the commitment date you determined based upon the guidance provided in EITF 98-5 and explain.

COMPANY RESPONSE:

As previously reported, the Company committed to exchange the notes for common shares on January 2, 2006.  The exchange was mutually agreed between the Company and the note holders.  At the time of this agreement, there was no established market value for the stock and the Company’s directors, in the exercise of their business judgment, believed that the conversion price represented the “fair value” of the stock.  The price also took into account the fact that the note holders were relinquishing their priority over the Company’s equity holders and thereafter would be pari-passu with holders of the Company’s common shares. Your reference to a “conversion option” is not correct, as no such option ever existed.  There was simply an agreement to convert debt for stock and the shares were issued at a later date.

15.

In this regard, we note your disclosure on page 36, which refers to January 2, 2007 and March 22, 2007.  Please revise to reconcile this with the disclosure in Note 3, which refers to January 2, 2006 and March 22, 2006.

COMPANY RESPONSE:

The dates have been changed to January 2, 2006 and March 22, 2006.

Note 5. Stockholders' Equity (Deficiency), page F-10

16.

Please revise to disclose the liquidation preference of your preferred stock the face of the balance sheet.

U.S. Securities and Exchange Commission

September 20, 2007

COMPANY RESPONSE:

We have included a reference to Note 5 on the face of the balance sheet which describes the liquidation preference in detail.

17.

We note the following from your disclosures regarding your preferred shares:

•

2.5 million shares of common stock were issued to the company's founders on March 22, 2006 in exchange for 20,000 shares of the company's common stock.

•

We see that the preferred shares are convertible at the option of the holder into two shares of common stock at any time following the effective late of a registration statement or April 1, 2006.

•

We also note that you issued 116,200 shares of common stock 9 days later, on March 31, 2006, which were issued at $0.75 per share.

Please tell us in greater detail how you accounted for the exchange of 20,000 common shares for 2.5 million preferred shares, including how you valued and recorded the preferred shares issued as part of the exchange. As part of your discussion, please include your journal entries to record the exchange and your determination of fair value with regards to the common shares and preferred shares at the time of the exchange.

COMPANY RESPONSE:

The preferred shares were issued in exchange for the 20,000 shares of common stock held by the founders.  At the time of the exchange, such 20,000 shares comprised all of the issued and outstanding shares of the Company, and as a result, the exchange was treated as an “equal value” exchange with the 2,500,000 preferred shares having the same value as the 20,000 shares of common stock for which they were exchanged.  As a result, the only journal entries were to take into account the par value of each of the shares exchanged.

Financial Statements for the period ended March 31,.2007, page F-13

Balance Sheets, page F-13

18.

Please refer to prior comment 8. Please provide the disclosures related to accrued liabilities for the period ended March 31, 2007 as well.

U.S. Securities and Exchange Commission

September 20, 2007

COMPANY RESPONSE:

We have expanded our disclosures for the interim period ended June 30, 2007 in the same manner as the annual statements.

19.

Please revise the filing to include a discussion of the amount due to a related party.

COMPANY RESPONSE:

We have added a note to the interim financial statements relative to related party obligations.

Statements of Operations and Accumulated Deficit, page F-14

20.

Please revise to provide the net loss per share – diluted for the period ending Match 31, 2007 and all earnings per share information for the period ending March 31, 2006.

COMPANY RESPONSE:

The per share losses and earnings for the interim period ended June 30, 2007 have been presented in compliance with this comment.

Statement of Cash Flows, page F-15

21.

We note the separate line item "exchange of common stock for preferred stock” included in the operating cash flow activity for the three month period ended March 31, 2006. Please explain the nature of this line item and tell us where it is included in your cash flow statement for the twelve month period ended December 31, 2006. Explain if this was a non-cash transaction. Refer to the guidance in paragraph 32 of SFAS 95.

COMPANY RESPONSE:

The item, “exchange of common stock for preferred stock” included on the statement of cash flows for the three month period ended March 31, 2006 was presented in error.  The presentation of this transaction has been revised in subsequent filings and should not and did not appear on the statement of cash flows for the year ended December 31, 2006.

U.S. Securities and Exchange Commission

September 20, 2007

Note 1. Significant Accounting Policies, page F-7

Comprehensive Income, page F-16

22.

Please revise your disclosure to appropriately refer to SPAS 130, Reporting Comprehensive Income.

COMPANY RESPONSE:

This reference has been revised.

Net Loss Per Share, page F-16

23.

Please revise the first sentence of your disclosure to appropriately refer to SFAS 128, Earnings per Share.

COMPANY RESPONSE:

We have revised the disclosure accordingly.

24.

We note the last sentence in your discussion regarding diluted loss per share states "the fully diluted loss per share includes the impact of the potential conversion of all of the company's preferred stock to common shares."  This disclosure does not appear to be appropriate since you reported a loss for the current period, please explain or revise.

COMPANY RESPONSE:

The last sentence of this discussion has been deleted..

General

25.

The financial statements should he updated, as necessary, to comply with Item 310(g) of Regulation S-B at the effective date.

COMPANY RESPONSE:

The financial statements have been updated to include interim statements for the period ended June 30, 2007.

26.

We noted that the current consent provided by your independent accountant is dated July 6, 2006. Please amend the filing to file an appropriately dated consent.

U.S. Securities and Exchange Commission

September 20, 2007

COMPANY RESPONSE:

We have obtained an updated consent from our independent accountant.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

INTELLIGENT BUYING, INC.

By:

/s/ Eugene Malobrodsky

Eugene Malobrodsky

Chief Executive Officer